SEC 14042304 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 17742

SEC Mail Processing Section
RECEIVED
DEC 0 5 2014
Washington DC
191

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2013 (MM/DD/YY) AND ENDING September 30, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Wilshire Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1214 East Green Street, Suite 104
(No. and Street)

Pasadena (City) | California (State) | 91106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott W. Hood | 626.796.6622 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Yu and Associates, Inc.
(Name – *if individual, state last, first, middle name*)

16133 Ventura Blvd., Suite 450 (Address) | Encino (City) | California (State) | 91436 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 12/29/14

OATH OR AFFIRMATION

I, Scott W. Hood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Wilshire Securities, Inc., as of December 3, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not applicable

Signature

President & CEO

Title

Subscribed and sworn to on December 3, 2014

Notary Public

NANCY L. MCKENZIE
Commission # 2026614
Notary Public - California
Los Angeles County
My Comm. Expires May 31, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WILSHIRE SECURITIES, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2014

LICHTER, YU AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Wilshire Securities, Inc.

We have audited the accompanying financial statements of First Wilshire Securities, Inc., a California corporation, which comprise the statement of financial condition as of September 30, 2014, and the related statements of income, changes in stockholder's equity, and cash flow for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. First Wilshire Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Wilshire Securities, Inc. as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules contained in Schedule I, II and III have been subjected to audit procedures performed in conjunction with the audit of First Wilshire Securities, Inc.'s financial statements. The supplemental information is the responsibility of First Wilshire Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lichter, Yu & Associates

Encino, California
November 21, 2014

FIRST WILSHIRE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

ASSETS

Current Assets		
Cash and cash equivalents	$	223,995
Commission receivable		64,598
Investments		69,924
Total Assets	$	358,517

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	27,106
Income tax payable		14,145
Total Current Liabilities		41,251
Stockholder's Equity		
Common stock, 10,000 shares authorized and 5,000 shares issued and outstanding, $3 par value		15,000
Additional paid in capital		356,840
Accumulated deficit		(54,574)
Total Stockholder's Equity		317,266
Total Liabilities and Stockholder's Equity	$	358,517

See Accompanying Independent Auditor's Report and Notes

FIRST WILSHIRE SECURITIES, INC.
STATEMENT OF INCOME
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2014

Revenue		
Commissions	$	658,886
Fee income		259,052
Total Revenue		917,938
Expense		
Salaries, payroll taxes and benefits		315,803
Client referral		82,450
Operating expenses		329,259
Professional services		9,500
Clearing charges		99,548
Other expenses		21,204
Total Expense		857,764
Income from Operations		60,174
Total Other Income		
Dividend income		92
Interest income		310
Unrealized investment gain		248
Total Other Income		650
INCOME BEFORE PROVISION FOR INCOME TAXES		60,824
Income tax provision		14,145
NET INCOME	$	46,679

See Accompanying Independent Auditor's Report and Notes

FIRST WILSHIRE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2014

Common Stock		
Balance at beginning of year	$	15,000
Sale of common stock		-
Balance at end of year		15,000
Additional paid in capital		
Balance at beginning of year		230,468
Contibution to paid in capital		126,372
Balance at end of year		356,840
Accumulated deficit		
Balance at beginning of year		(101,253)
Net income for year		46,679
Balance at end of year		(54,574)
Total Equity	$	317,266

See Accompanying Independent Auditor's Report and Notes

FIRST WILSHIRE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	46,679
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain		(248)
Income tax expense paid by shareholder		126,372
Decrease in commissions receivable		17,471
Decrease in accounts payable and accrued expenses		(11,685)
Decrease in income tax payable		(112,227)
Total Adjustments		19,683
Net cash provided by operations		66,362
Net increase in cash		66,362
Cash at beginning of year		157,633
Cash at end of year	$	223,995
Supplemental cash flow disclosures:		
Income tax payments	$	-
Interest payments	$	-
Supplemental disclosure of non-cash investing and financing activities:		
Capital contribution	$	126,372

See Accompanying Independent Auditor's Report and Notes

FIRST WILSHIRE SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2014

Note A - Nature of Activities

The Company, an introducing broker dealer, was incorporated in California to operate as a registered broker dealer as a member of the Financial Industry Regulatory Authority (FINRA) on May 24, 2012. The Company engages primarily in the business of transacting in corporate equity securities for its clients but it is permitted to perform other securities related activities.

Note B – Significant Accounting Policies

Basis of Presentation
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Commissions and related clearing expenses are recorded on a settlement date basis.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates, and those might be material.

Fair Value of Financial Instruments
For certain of the Company's financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815.

The level in the fair value hierarchy within which a fair value measurement in its entirely falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents assets that are measured at fair value on a recurring basis at September 30, 2014:

	Total	Level 1	Level 2	Level 3
Investment:				
Common shares	$ 4,924	$ 4,924	$ -	$ -
Money market funds	65,000	65,000	-	-
Total	$ 69,924	$ 69,924	$ -	$ -

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Center evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no transfers between Level 1, Level 2, or Level 3 for the fiscal year ended September 30, 2014.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances have exceeded the FDIC insured levels at various times during the year and at year-end. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Income Taxes
The Company utilizes the liability method of accounting for income tax. Under the liability method, deferred income tax assets and liabilities are provided based on the difference between the financial statements and tax basis of assets and liabilities measured by the current enacted tax rates in effect for the years in which these differences are expected to reverse.

The Company has adopted accounting standards for the accounting for uncertain income taxes. These standards provide guidance for the accounting and disclosure about uncertain tax positions taken. Management believes that all of the positions taken in its federal and states income tax returns are more likely than not to be sustained upon examination.

Investments

Investments that were held during the year ended September 30, 2014 consisted of mutual funds and common shares of U.S. publicly traded companies.

Investments were comprised of the following at September 30, 2014:

Type of Investments	Cost	Fair Market Value
Common Shares	$ 857	$ 4,924
Money Market Funds	65,000	65,000
Total	$ 65,857	$ 69,924

Investment return for the fiscal year ended September 30, 2014 was as follows:

Return on Investments:	**2014**
Dividends	$ 92
Interest income	310
Unrealized gains	248
Total	$ 650

Customer Transactions

The Company does not hold inventory or funds for customers.

Note C - Cash

The Company maintains its cash balances at banks and a brokerage house located in Pasadena, and Los Angeles, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000 and $10,000,000, respectively. As of September 30, 2014, there were no uninsured cash balances.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2014, the Company had net capital requirements of $50,000 and net capital of approximately $315,227.

Note E – Customer Protection Rule Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note F – Related Party Transactions

The Company is a wholly owned subsidiary of First Wilshire Securities Management, Inc. (FWSM) As of September 30, 2014, the Company paid $313,636 in operating expenses for shared operating expenses to First Wilshire Securities Management, Inc.

The individual owning 100 percent of FWSM is also the controlling owner and executive officer and managing general partner of two affiliated funds. The general partner of the funds has retained FWSM to manage the investment portfolio of said funds. The Company may receive payment from an affiliated entity based on the prior fund sales activity of its representatives or finders. During the year ended September 30, 2014, the Company received fee income of $259,052.

Note G - Income Tax Provision

At September 30, 2014, the Company has made tax provisions of $8,790 for Federal and $5,355 for California State Franchise Tax.

Note H – Subsequent Event

The Company has evaluated subsequent events through November 21, 2014 the date on which the financial statements were available to be issued. The Company is not aware of any subsequent events that require recognition or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULES

FIRST WILSHIRE SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

SCHEDULE I

EQUITY - FISCAL YEAR END	$	317,266
Less Non Allowable Assets		-
Total Non Allowable Assets		-
Less Haircuts		2,039
NET CAPITAL	$	315,227
Total Liabilities		41,251
Aggregated Indebtedness		41,251
Net Capital Required		50,000
Minimum Net Capital Required (6 2/3% of Aggregated Indebtedness)		2,751
Minimum Dollar Requirement		50,000
Net Capital Requirement (greater of the two)		50,000
Excess Net Capital	$	265,227

RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS REPORT

NET CAPITAL PER FOCUS REPORT	$	204,064
Increase in additional paid in capital		126,372
Decrease in income due to audit adjustments		(15,209)
NET CAPITAL	$	315,227

RECONCILIATION OF AUDIT ADJUSTMENTS:		
Increase in accrued expenses	$	(1,064)
Income tax provision		(14,145)
Decrease in income due to audit adjustments	$	(15,209)

See Accompanying Independent Auditor's Report and Notes

FIRST WILSHIRE SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3

SEPTEMBER 30, 2014

Schedule II

First Wilshire Securities, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

FIRST WILSHIRE SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3

SEPTEMBER 30, 2014

Schedule III

First Wilshire Securities, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, YU AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of First Wilshire Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2014, which were agreed to by First Wilshire Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating First Wilshire Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. First Wilshire Securities, Inc.'s management is responsible for First Wilshire Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and check to be issued in the amount of $1,063.98, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2014, see attached "Reconciliation of Form SIPC-7T" as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, see attached "Reconciliation of Adjustments on Form SPIC-7T", noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, see "Reconciliation of Calculations on Form SIPC-7T", noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable). There was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu + Associates

Encino, California
November 21, 2014

FIRST WILSHIRE SECURITIES, INC.
RECONCILIATION OF FORM X-17A-5 TO FORM SIPC-7T

Revenue audited:		
Commissions and fees	$	917,938
Interest income		310
Dividend income		92
Unrealized investment gain		248
Total revenue audited for the fiscal year ended September 30, 2014		918,588
Total revenue reported on Form SIPC-7T		918,588
(Over) Under reported	$	-

See Accompanying Independent Accountant's Report

FIRST WILSHIRE SECURITIES, INC.
RECONCILIATION OF ADJUSTMENTS ON FORM SIPC-7T

Adjustments reported on Form SIPC-7T		
Commissions, floor brokerage & clearance paid to other SIPC members in connection with securities transactions	$	(99,548)
Net gain from securities in investment account		(248)
Total adjustments reported on Form SIPC-7T		(99,796)
General Ledger Comparison:		
Commissions, floor brokerage & clearance paid to other SIPC members in connection with securities transactions		99,548
Net gain from securities in investment account		248
(Over) Under reported	$	-

See Accompanying Independent Accountant's Report

FIRST WILSHIRE SECURITIES, INC.
RECONCILIATION OF CALCULATIONS ON FORM SIPC-7T

Total revenue reported on Form SIPC-7T	$	918,588
Total adjustments reported on Form SIPC-7T		(99,796)
SIPC net operating revenues	$	818,792
General assessment @ .0025	$	2,047
Amount reported on Form SIPC-7T	$	2,047
(Over) Under reported	$	-

See Accompanying Independent Accountant's Report

LICHTER, YU AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

16133 VENTURA BLVD., SUITE 450
ENCINO, CALIFORNIA 91436
TEL (818)789-0265 FAX (818) 789-3949

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Wilshire Securities, Inc.

We have reviewed management's statements, included in the accompanying Management Statement of Exemption, in which (1) First Wilshire Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Wilshire Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) First Wilshire Securities, Inc. stated that First Wilshire Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Wilshire Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Wilshire Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lichter, Yu & Associates

Encino, California
November 21, 2014

FIRST WILSHIRE SECURITIES, INC.
MANAGEMENT'S STATEMENT ON EXEMPTION
SEPTEMBER 30, 2014

First Wilshire Securities, Inc. as of September 30, 2014 makes the following statements:

- First Wilshire Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Wilshire Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions").

- First Wilshire Securities, Inc. stated that First Wilshire Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

- First Wilshire Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements

- No exceptions were noted during the fiscal year ended September 30, 2014.

Scott W. Hood, President & CEO

FIRST WILSHIRE
SECURITIES MANAGEMENT, INC.

12/04/2014

SEC Headquarters
100 F Street, NE
Washington, DC 20549

SEC
Los Angeles Regional Office
Michele Wein Layne, Regional Director
444 South Flower Street, Suite 900
Los Angeles, CA 90071

Re: Amended Annual Audit Filing-First Wilshire Securities, Inc.(FWS), CRD # 6609

Dear SEC:

Please accept the enclosed amended annual audit filing of FWS for the period ending 09/2014. The original filing was submitted without the signature of FWS president & CEO following the "Management's Statement on Exemption" statement. This amended filing was made at the direction of FINRA.

Respectfully,

Mitchell Howard, CCO

1214 East Green Street, Suite 104 • Pasadena, CA 91106-3171
(800) 858-0679 • (626) 796-6622 • fax (626) 796-8990 • www.firstwilshire.com